UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2019
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For immediate release

April 26, 2019

METHANEX REPORTS ON ANNUAL GENERAL MEETING OF SHAREHOLDERS
VANCOUVER, BRITISH COLUMBIA (April 26, 2019) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual General Meeting held on April 25, 2019 in Vancouver, British Columbia.
A total of 58,652,035 common shares were voted at the meeting, representing 75.91% of all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Bruce Aitken	58,685,269	99.83%	100,834	0.17%
Douglas Arnell	57,909,344	98.51%	874,514	1.49%
Jim Bertram	58,743,890	99.94%	35,866	0.06%
Phillip Cook	57,881,998	98.52%	868,732	1.48%
Paul Dobson	49,121,708	95.4%	2,371,193	4.60%
John Floren	58,709,794	99.87%	76,252	0.13%
Maureen Howe	58,748,048	99.94%	35,292	0.06%
Robert Kostelnik	58,529,648	99.58%	248,994	0.42%
Janice Rennie	57,613,434	98.68%	773,620	1.32%
Margaret Walker	58,115,933	98.87%	664,671	1.13%
Benita Warmbold	57,804,193	98.68%	771,583	1.32%
Shareholders also voted over 95% in favour of the advisory resolution accepting the Company’s approach to executive compensation as disclosed in the Information Circular dated March 8, 2019.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.
- end -

Inquiries:
Kim Campbell
Manager, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 26, 2019	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary